

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2015

Via E-mail
Gabi Seligsohn
Chief Executive Officer
Kornit Digital Ltd.
12 Ha`Amal Street, Afek Park,
Rosh-Ha`Ayin 4809246, Israel

>   **Re: Kornit Digital Ltd.**
>   **Amendment No. 1 to**
>   **Draft Registration Statement on Form F-1**
>   **Submitted January 14, 2015**
>   **CIK No. 0001625791**

Dear Mr. Seligsohn:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1.   We note your response to prior comment 1. If your disclosure reflects <u>your</u> calculations and assumptions based on information in the Pira report, please revise to remove the implication that you are citing <u>Pira's</u> conclusions. If clarification requires more detail than is appropriate for a prospectus summary, please relocate your disclosure to a section of your document where you can provide sufficient context for investor understanding.

2.   If the growth rate in your current primary market is anticipated to decrease, please balance your disclosure about anticipated market growth with equally prominent disclosure of that decreased rate.

Use of Proceeds, page 27

3.   We note your response to prior comment 8. Please disclose the amount of proceeds that you currently intend to use for the investment in your sales and marketing teams that you mention on page 58 is part of your current "growth strategy." Likewise, please disclose the amount of proceeds that you currently intend to use for the investment in research and development that you mention on page 58. It appears from your disclosure in the first sentence of the third full paragraph on page 44 that the proceeds of this offering are required for your current plans.

Comparison of Period to Period Results of Operations, page 39

4.   We note your response to prior comment 12; however, it is unclear how investors will be able to evaluate from your disclosure the extent to which the installed base is generating consumables revenues in each period or the rate at which the installed base grew in each period. Without this information, it is unclear how investors can adequately evaluate your results of operations. Please revise or advise.

5.   Please expand your response to the second sentence of prior comment 12 to tell us the portion of your system revenue involving trade-ins in each period presented.

6.   Please separately discuss the extent to which changes in revenue are attributable to (1) the price of the products sold, (2) the volume of products sold, and (3) new products introduced.

Cost of Revenues and Gross Profit, page 40

7.   We note your response to prior comment 13. Please reconcile your disclosure that rent expense increased in connection with increased production with your disclosure on page 64 that your current utilization at your manufacturing facility could be more than doubled.

Liquidity and Capital Resources, page 43

8.   Your response to prior comment 15 appears to suggest that the credit lines are not necessary to fund your projected cash requirements for at least the next 12 months. If so, please revise your disclosure on pages 14 and 44 regarding your "existing cash resources" being sufficient for your cash requirements for at least the next 12 months to make clear that you are not referring to using the credit lines.

9.   Please clarify what you mean by "equity to balance sheet ratio."

Quantitative and Qualitative Disclosure about Market Risk, page 50

10.   We note your disclosure added in response to prior comment 17; however, the numbers provided in the table do not seem to reconcile with the numbers provided on page 14. Please revise or advise.

Management, page 67

11.   We note your disclosure added in response to prior comment 23. Please tell us whether the "investments in a range of industries" include entities that are or may be your competitors, customers, or suppliers.

Compensation of Executive Officers and Directors, page 83

12.   Please update your disclosure to include compensation for the last full financial year as required by Item 6.B of Form 20-F.

2012 Share Incentive Plan, page 84

13.   From exhibit 10.2, it appears that the board can increase the number of shares subject to the plan. If so, please revise your prospectus to clarify.

Principal Shareholders, page 86

14.   We are unable to agree that the compensation disclosure rule that you cite in response to prior comment 25 permits you to omit the share ownership disclosure mentioned in that comment. Please provide the disclosure required by the last sentence of Form 20-F Item 6.E.1 for all persons listed in Item 6.B.

Certain Relationships and Related Party Transactions, page 88

15.   We note your disclosure added on page 7 regarding $250,000 being paid to your executive officers and other employees in connection with this offering. Please disclose the amount being paid to each individual subject to the disclosure required by Form 20-F Item 7.B. Furthermore, please provide us your analysis of why each individual receiving a part of the $250,000 is not deemed to be a broker due to the payment.

U.S. and Israeli Tax Consequences for Our Shareholders, page 103

16.   We note your response to our prior comment 29. Please expand your disclosure in this section to address the tax issue mentioned on page 25.

You may contact Dennis Hult at (202) 551-3618 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail):   Colin J. Diamond, Esq.
                   White & Case LLP